Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Forms S-3 and S-8 No. 333-138521, No. 333-126958 and No.333-140042 of our reports dated August 29, 2007, relating to the consolidated financial statements of Net 1 UEPS Technologies, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Accounting Standards Board Statement No. 123(R) (revised 2004), Share-Based Payment during the year ended June 30, 2006), and our report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Net 1 UEPS Technologies, Inc. for the year ended June 30, 2007.

/s/ Deloitte & Touche (South Africa)

DELOITTE & TOUCHE (SOUTH AFRICA)

Johannesburg, Republic of South Africa
August 29, 2007